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                                                                       EXHIBIT 2


SUNNYVALE, Calif., June 5/PRNewswire/ -- Hyseq, Inc. HYSQ today announced that it has adopted a shareholder rights plan designed to protect the long-term interest of the Company and its stockholders in the event of an unsolicited takeover attempt. The plan encourages potential acquirers of Hyseq to negotiate with the Board of Directors, thereby enhancing the Board's ability to achieve the best possible value for all Hyseq stockholders. The plan was not adopted in response to any present effort to acquire Hyseq or its securities.

Under the plan, each holder of Hyseq common stock as of the close of business on June 15, 1998 will receive a distribution of one right for each share of common stock held. Each right entitles the holder to purchase from Hyseq one one-thousandth of a share of Class B Junior Participating Preferred Stock of Hyseq at a price of $175 per one one-thousandth of a preferred share, subject to adjustment. The rights will become exercisable and will detach from the common stock a specified period of time following the acquisition by any person of beneficial ownership of 15% or more of Hyseq common stock or in the event any person has commenced a tender or exchange offer which, if consummated, would result in any person becoming the beneficial owner of 15% or more of Hyseq's common stock.

If a person becomes an Acquiring Person (as defined below), each right will entitle its holder to purchase, at the right's then-current exercise price, a number of Hyseq's common shares having a market value at that time of twice the then-current exercise price. Rights held by the Acquiring Person will become void and will not be exercisable to purchase shares at the bargain purchase price. An Acquiring Person is defined as a person who acquires 15% or more of the outstanding common stock of Hyseq; except that, in certain limited circumstances and with the approval of the Board, a person may acquire up to 27.5% of Hyseq's common stock without becoming an Acquiring Person. If Hyseq is acquired in a merger or other business combination which has not been approved by the Board, each right will entitle its holder to purchase, at the right's then-current exercise price, a number of shares of the surviving company having a market value at that time of twice the right's exercise price.

Hyseq may redeem the rights at a price of $0.001 per right at any time until 10 days after the date a person has become an Acquiring Person. The rights will expire on June 5, 2008, unless earlier exchanged or redeemed.

Hyseq, Inc., based in Sunnyvale, California, applies the proprietary DNA array technology of its integrated HyX(SM) genomics platform to produce gene-based therapeutic product candidates, the only universal DNA sequencing chip, and diagnostic tests. Hyseq believes that its fast-growing, proprietary HyGenomics
(TM) database of partial human gene sequences is the world's largest. Information about Hyseq is available on the World Wide Web at http://www.hyseq.com.



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Any statements released by Hyseq, Inc. that are forward-looking are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Editors and investors are cautioned that forward-looking statements involve risks and uncertainties, which may affect the company's business prospects and performance. These include economic, competitive, governmental, technological, and other factors discussed in the company's filings with the Securities and Exchange Commission on forms 10-K and 8-K.



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